SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2001

SEC Registration No. 333-43593

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN

LITHIA MOTORS, INC.
360 East Jackson Street
Medford, OR 97501

LITHIA MOTORS, INC.
SALARY REDUCTION
PROFIT SHARING PLAN

INDEPENDENT AUDITOR'S REPORT
AND
FINANCIAL STATEMENTS

DECEMBER 30, 2001 and 2000

INDEPENDENT AUDITOR'S REPORT

To the Board of Trustees
Lithia Motors, Inc.
Salary Reduction Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan as of December 30, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan as of December 30, 2001 and 2000, and the changes in the net assets available for benefits for the year ended December 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Medford, Oregon
July 2, 2002

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 30,
	2001	2000

ASSETS
Investments, at fair value
Registered investment companies	$17,816,581	$-
Pooled separate accounts	-	14,739,995
Lithia Motors, Inc. Class A Common Stock	2,598,825	1,909,145
	20,415,406	16,649,140

Participant loans	1,154,029	965,979
Loan payments in transit	-	-
Employer contributions receivable	1,107,289	165,673

NET ASSETS AVAILABLE FOR BENEFITS	$22,676,724	$17,780,792

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 30, 2001

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Net depreciation in fair value of investments	$(37,766)
Interest and dividends	203,660

165,894

Contributions
Employer	1,107,289
Participant	5,358,454

6,465,743

6,631,637

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	1,695,305
Administrative expenses	40,400

1,735,705

NET INCREASE	4,895,932

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	17,780,792

End of year	$22,676,724

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following description of Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all full-time employees of Lithia Motors, Inc. and its subsidiaries (the Company) who have one year of service with at least 1,000 hours of service and are age twenty-one or older and who are not members of a union. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company, and as a result, the Plan, have grown primarily due to the Company's acquisition and integration of automobile dealerships and by obtaining new dealer franchises. As the Company continues to grow and to acquire dealerships, the existing retirement plans at the acquired dealerships, if any, are terminated. Employees of the acquired dealerships are given the option of participating in the Plan and are given credit for years of service prior to the acquisitions.

Contributions - Each year, the Company contributes to the Plan an amount determined annually by the Company's Board of Directors. Participants may contribute, under a salary reduction agreement, the maximum allowed by the Internal Revenue Service under Code Section 402(g). Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers various registered investment companies managed by Morgan Stanley as well as shares of Class A Common Stock of the Plan sponsor, Lithia Motors, Inc.

Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to pay administrative expenses of the Plan and to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

Participant Loans - Participants may borrow from their fund accounts a minimum of $500 and maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from the investment fund to the participant loan fund. Loan terms range up to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of 5.7% to 11.0%. Principal and interest are paid ratably through semimonthly payroll deductions.

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits - There were no participant balances attributable to participants who had withdrawn from the Plan but whose balances had not been paid at December 30, 2001. On termination of service or upon reaching retirement age, a participant receives a lump-sum amount equal to the value of his or her account.

Forfeited Accounts - In 2001, forfeited non-vested accounts amounted to $24,686 and are used to reduce Plan administrative expenses.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investments companies' and shares of Lithia Motors, Inc. are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses - The Plan sponsor has voluntarily paid for certain administrative expenses of the Plan, and these expenses are not reflected in these financial statements.

Reclassifications - Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform to the presentation in the current-year financial statements. These reclassifications have no effect on the previously reported net increase in net assets available for benefits.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 4 - INCOME TAX STATUS

The Plan obtained its latest determination letter on November 3, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5 - INVESTMENTS

The following presents investments that represent 5% or more of Plan net assets.

	December 30,
	2001	2000
Registered investment companies
Morgan Stanley Liquid Asset	$3,373,409	$-
Calvert Income A	1,668,400	-
Morgan Stanley S&P 500 Index A	3,661,931	-
Van Kampen Comstock A	1,497,376	-
Pilgrim Small Cap Opportunities A	1,102,505	-
Davis New York Venture A	2,025,484	-
Other registered investment companies	4,487,476	-

Pooled separate accounts
Principal Money Market	-	2,692,664
Principal Bond and Mortgage	-	1,466,895
Principal Large Cap Stock Index	-	3,857,534
Principal Large Company Value	-	1,885,985
Principal Medium Company Blend	-	1,381,371
Principal Small Company Growth	-	1,378,199
Other pooled separate accounts	-	2,077,347

Lithia Motors, Inc. Class A Common Stock	2,598,825	1,909,145

	$20,415,406	$16,649,140

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 5 - INVESTMENTS (Continued)

During 2001, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Registered investment companies	$(1,180,010)
Lithia Motors, Inc. Class A Common Stock	1,142,244
$(37,766)

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	December 30,
	2001	2000
Net assets available for benefits per
the financial statements	$22,676,724	$17,780,792
Employer contributions receivable
not accrued on Schedule H of Form 5500	(1,107,289)	-

Net assets available for benefits per
Schedule H of Form 5500	$21,569,435	$17,780,792

The following is a reconciliation of employer contributions per the financial statements for the year ended December 30, 2001 to Schedule H of Form 5500:

Employer contributions per the financial statements	$1,107,289

Plus employer contributions received
by the Plan not accrued on Schedule H of Form 5500	-

Less employer contributions not received by the Plan and not accrued on
Schedule H of Form 5500	(1,107,289)

Employer contributions per Schedule H of Form 5500	$-

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN NOTES TO FINANCIAL STATEMENTS

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500 (Continued)

During 2001 the Plan began preparing Schedule H of Form 5500 on the modified cash basis of accounting. For 2001 Schedule H reflects $0 employer contributions as the 2001 contribution was received in 2002, and the 2000 contribution received in 2001 was previously accrued.

SUPPLEMENTAL SCHEDULE LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR EIN 93-0572810 PN 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value			(d) Cost	(e) Current value

	AIM Balanced	Registered Investment Company	7,652.1414	shares	N/A	$199,110
	Morgan Stanley American Opport	Registered Investment Company	13,348.4452	shares	N/A	328,639
	Oppenheimer International Grow	Registered Investment Company	53,627.6263	shares	N/A	800,660
	ING Small Cap Opport A	Registered Investment Company	35,900.5683	shares	N/A	1,102,505
	Morgan Stanley Information	Registered Investment Company	23,844.6121	shares	N/A	299,488
	Morgan Stanley Liquid Asset	Registered Investment Company	3,373,408.6839	shares	N/A	3,373,409
	Morgan Stanley S&P 500 Index	Registered Investment Company	293,189.0611	shares	N/A	3,661,931
	Morgan Stanley Total Return	Registered Investment Company	10,333.5556	shares	N/A	171,848
	Morgan Stanley US Government S	Registered Investment Company	27,855.1856	shares	N/A	249,304
	Van Kampen Aggressive Growth	Registered Investment Company	55,897.8352	shares	N/A	759,652
	Van Kampen Comstock	Registered Investment Company	95,192.4006	shares	N/A	1,497,376
	Van Kampen Emerging Markets	Registered Investment Company	48,227.3191	shares	N/A	390,641
	Calvert Income	Registered Investment Company	100,687.9838	shares	N/A	1,668,400
	Eaton Vance World Health Scien	Registered Investment Company	58,510.4320	shares	N/A	611,434
	Davis New York Venture	Registered Investment Company	79,058.7009	shares	N/A	2,025,484
	Alger Capital Appreciation Ins	Registered Investment Company	51,854.3706	shares	N/A	676,700
	Lithia Motors Co Stock	Other Investments	181,956.0389	shares	N/A	2,598,825
	Participant Loans	Interest Rates (5.7% to 11.0%)			-0-	1,154,029

						$21,569,435

	N/A - Cost is not applicable as these are participant directed investments.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 11, 2002	LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN TRUST By: /s/ Linda Ganim Linda Ganim, Trustee

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-43593 of Lithia Motors, Inc. on Form S-8 of our report dated July 2, 2002 appearing in this Annual Report on Form 11-K of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan for the year ended December 30, 2001.

/s/ Moss Adams LLP

Medford, Oregon
July 9, 2002